Filed by The Walt Disney Company
 Pursuant to Rule 425 under the Securities Act of 1933,
 as amended, and deemed filed pursuant to Rule 14a-12
 under the Securities Exchange Act of 1934, as amended

 Subject Company: Twenty-First Century Fox, Inc.
 Commission File No.: 001-32352

Important proxy voting material is ready for your action.

This email relates to the following share(s):
THE WALT DISNEY COMPANY-UNEX	123,456,789,012.00000
DISNEY HOURLY 401K	123,456,789,012.00000
DISNEY SALARIED 401K	123,456,789,012.00000
DISNEY HOURLY SIP- NON ESOP	123,456,789,012.00000
DISNEY SALARIED SIP- NON ESOP	123,456,789,012.00000
*	123,456,789,012.00000
*	123,456,789,012.00000
*	123,456,789,012.00000
*	123,456,789,012.00000
*	123,456,789,012.00000

Dear Disney Stockholders:

The Special Meeting of stockholders of The Walt Disney Company has been rescheduled and will be held at the New York Hilton Midtown, 1335 Avenue of the Americas, New York, NY 10019 on July 27, 2018 beginning at 10:00 a.m. ET.

If you have already voted, your vote has been canceled and you will need to vote again.

Stockholders of record of Disney common stock (NYSE: DIS) at the close of business on May 29, 2018, are entitled to vote at the meeting and any postponements or adjournments of the meeting. The items of business and the recommendations of the Board of Directors are described in the proxy materials.

This communication presents only an overview. Complete proxy materials are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

©Disney

For holders as of May 29, 2018

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